[redacted]

09056129

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8-~~065772~~ 66482

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TCP, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

128 S. Tryon Street, Suite 1700
(No. and Street)

Charlotte (City) NC (State) 28202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Hoff 704-332-2710
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Vance Flouhouse & Garges, PLLC
(Name – *if individual, state last, first, middle name*)

7725 Ballantyne Commons Pkwy, Ste 103 (Address) Charlotte (City) NC (State) 28277 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 03 2009
Washington, DC
111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey Hoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TCP, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

WHITNEY D SMITH NOTARY Comm. Expires 2011 UNION CO. NC

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VANCE FLOUHOUSE & GARGES, PLLC
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
TCP, LLC
Charlotte, NC

We have audited the accompanying balance sheet of TCP, LLC (a North Carolina Limited Liability Company) as of December 31, 2008 and 2007 and the related statements of operations, member equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TCP, LLC as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information on pages 10-15 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the audit procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Vance Flouhouse & Garges PLLC

Charlotte, NC
February 16, 2009

7725 Ballantyne Commons Pkwy., Suite 103 • Charlotte, North Carolina 28277 • 704.369.7200 • fax 704.362.0411 • www.vfgcpa.com

TCP, LLC

BALANCE SHEET

December 31,

	2008	2007
ASSETS		
Cash and cash equivalents	$ 7,832	$ 11,549
Accounts receivable	-	1,555
Total assets	$ 7,832	$ 13,104
LIABILITIES AND MEMBER EQUITY		
Member equity	$ 7,832	$ 13,104
Total liabilities and member equity	$ 7,832	$ 13,104

See notes to financial statements

TCP, LLC

STATEMENT OF OPERATIONS

For the years ended December 31,

	2008	2007
Fee income	$ 792,234	$ 29,500
Interest income	23	-
Other income	-	35,000
	792,257	64,500
Consulting services	-	22,500
Referral fees	24,773	-
Dues and subscriptions	5,646	1,915
Licenses and permits	200	240
Insurance	-	655
Advertising	200	100
Professional fees	3,450	2,550
Office expense	185	93
Management fee	6,075	6,000
	40,529	34,053
Net income (loss)	$ 751,728	$ 30,447

See notes to financial statements

TCP, LLC

STATEMENT OF CHANGES IN MEMBER EQUITY

For the years ended December 31,

	2008	2007
Balance at beginning of year	$ 13,104	$ 7,457
Net income (loss)	751,728	30,447
Capital contributions	-	10,200
Capital distributions	(757,000)	(35,000)
Balance at end of year	$ 7,832	$ 13,104

See notes to financial statements

TCP, LLC

STATEMENT OF CASH FLOWS

For the years ended December 31,

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 751,728	$ 30,447
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in:		
Accounts receivable	1,555	(1,555)
Net cash provided by (used in) operating activities	753,283	28,892
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital distributions	(757,000)	(35,000)
Capital contributions	-	10,200
Net cash provided by (used in) financing activities	(757,000)	(24,800)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(3,717)	4,092
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	11,549	7,457
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 7,832	$ 11,549

See notes to financial statements

TCP, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2008

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
TCP, LLC (the Company), a wholly owned subsidiary of Triarch Partners, LP, was organized under the laws of North Carolina in 2003, and conducts its operations in Charlotte, North Carolina. The company provides advice and assistance to clients regarding mergers and acquisitions, recapitalizations, private capital placement, private equity investments and other financial assignments. The Company is a registered broker-dealer in securities with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA, formerly NASD).

Cash and Cash Equivalents
For purposes of the balance sheet and statement of cash flows, the Company considers all highly liquid investments, which are readily convertible into known amounts of cash and have a maturity of three months or less when acquired to be cash equivalents.

Management's Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates.

Income Taxes
The Company is a limited liability company in which all elements of income and deductions are included in the tax return of the member of the Company. Therefore, no income tax provision is recorded by the Company.

NOTE B – NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of NASD, the Company is subject to the SEC's Uniform Net Capital Rule which requires the maintenance of minimum net capital. The Company does not carry customer accounts and therefore is only required to have minimum net capital (as defined) of $5,000. Net capital at December 31, 2008 and 2007 was $7,289 and $12,804, respectively.

NOTE C – RELATED PARTY TRANSACTIONS

Management fees (including rent) paid to the parent company, Triarch Partners, LP was $6,000 for the years ended December 31, 2008 and 2007.

SUPPLEMENTAL INFORMATION

TCP, LLC

COMPUTATION OF NET CAPITAL

December 31,

	2008	2007
COMPUTATION OF NET CAPITAL		
Total ownership equity from statement of financial condition	$ 7,832	$ 13,104
Deduct ownership equity not allowable for net capital	-	-
Total ownership equity qualified for net capital	7,832	13,104
Liabilities subordinated to claims of general creditors	-	-
Total nonallowable assets (Central Registration Depository and Prepaids)	543	300
Net capital	$ 7,289	$ 12,804
COMPUTATION OF NET CAPITAL REQUIREMENT		
(A) Minimum net capital requirement (6 2/3% of total aggregate indebtedness)	$ -	$ -
(B) Minimum dollar net capital requirement of reporting broker dealer and minimum net capital requirements of subsidiaries	5,000	5,000
Net capital requirement (greater of A or B above)	5,000	5,000
Excess net capital	2,289	7,804
Excess net capital at 1000% (Net capital less 10% of total aggregate indebtedness)	$ 7,289	$ 12,804
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness (Accounts payable)	-	-
Percentage of aggregate indebtedness to net capital	0.00%	0.00%

See notes to financial statements

TCP, LLC
FYE 12/31/08

Oath/Affirmation of Truthfulness

TCP, LLC is a $5,000 net capital member broker/dealer under SEC Rule 15c3-1(a)(2)(vi).

The financial statements and computations of Net Capital for the period ending December 31, 2008 included herein are prepared according to Generally Accepted Accounting Principles and are true and correct.

TCP, LLC
FYE 12/31/08

Computation of Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

TCP, LLC did not carry any balances for customers as of December 31, 2008 or at any time during the year from January 1, 2008 through December 31, 2008 and is therefore exempt from this computation requirement.

TCP, LLC claims exemption from this requirement based on Rule 15C3-3(k)(2)(i).

TCP, LLC
FYE 12/31/08

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

TCP, LLC did not hold any fully paid or excess margin securities for customers as of December 31, 2008 or at any time during the year from January 1, 2008 through December 31, 2008 and this requirement for information is therefore not applicable.

VANCE FLOUHOUSE & GARGES, PLLC
Certified Public Accountants and Consultants

TCP, LLC

FYE 12/31/08

SEC Rule Section 240.17a-5(j) – Accountant's Report on Material Inadequacies

Under SEC Rule 17a-5(j) and 17a-5(g), no material inadequacies were found to exist at TCP, LLC as the result of our audit for the year ended December 31, 2008.

As stated in our Independent Auditor's Report, the financial statements of TCP, LLC including the computation of aggregate indebtedness and net capital under 17a-3(a)(11) were presented in accordance with generally accepted accounting principles.
SEC Rule 17a-5(g)(1)(i).

No securities were held by TCP, LLC at December 31, 2008 and TCP, LLC was in compliance with SEC Rule 17a-5(g)(1)(ii), (iii) and (iv)

Vance Flouhouse & Garges PLLC

Charlotte, North Carolina
February 16, 2009

7725 Ballantyne Commons Pkwy., Suite 103 • Charlotte, North Carolina 28277 • 704.369.7200 • fax 704.362.0411 • www.vfgcpa.com

VANCE FLOUHOUSE & GARGES, PLLC
Certified Public Accountants and Consultants

TCP, LLC
FYE 12/31/08

SEC Rule 17a(d)(4) – Reconciliation Statement

TCP, LLC is a $5,000 net capital member broker/dealer under SEC Rule 15c3-1(a)(2)(vi).

No material differences exist between TCP, LLC's audited Net Capital computation under SEC Rule 15c3-1 and its Focus IIA quarterly filing under 17a-5(a).

Vance Flouhouse & Garges PLLC

Charlotte, North Carolina
February 16, 2009

7725 Ballantyne Commons Pkwy., Suite 103 • Charlotte, North Carolina 28277 • 704.369.7200 • fax 704.362.0411 • www.vfgcpa.com

FINANCIAL STATEMENTS
WITH SUPPLEMENTAL INFORMATION

TCP, LLC

DECEMBER 31, 2008

TCP, LLC

TABLE OF CONTENTS

	PAGE
SEC FORM X-17A-5	1
INDEPENDENT AUDITORS' REPORT	3
FINANCIAL STATEMENTS	
BALANCE SHEET	4
STATEMENT OF OPERATIONS	5
STATEMENT OF CHANGES IN MEMBER EQUITY	6
STATEMENT OF CASH FLOWS	7
NOTES TO FINANCIAL STATEMENTS	8
SUPPLEMENTAL INFORMATION	
COMPUTATION OF NET CAPITAL	10
OATH/AFFIRMATION OF TRUTHFULNESS	11
SEC RULE 15c3-3 RESERVE REQUIREMENT	12
SEC RULE 15c3-3 POSSESSION OR CONTROL REQUIREMENTS	13
SEC RULE 240.17a-5(j) ACCOUNTANT'S REPORT ON MATERIAL INADEQUACIES	14
SEC RULE 17a-5(d)(4) RECONCILIATION STATEMENT	15